KRUPP REALTY LIMITED PARTNERSHIP - V

                                                                December 2, 1999

Dear Limited Partner:

         ERP Operating Partnership, an Illinois limited partnership, (the "Purchaser"), has made an unsolicited tender offer (the "ERP Offer") to purchase 23,584 units of limited partnership interest ("Units") of Krupp Realty Limited Partnership - V (the "Partnership") for $675 per Unit, less the amount of any distributions declared or made with respect to the Units between November 23, 1999 and January 12, 2000, or such other date to which such offer may be extended. The Purchaser is not affiliated with the Partnership.

         The Krupp Corporation (the "Corporate General Partner") has reviewed and considered the ERP Offer, and believes that the Units have a value substantially in excess of $675 and that the ERP Offer is inadequate and not in the best interests of the Unit holders. Consequently, the Corporate General Partner recommends that the holders of the Units REJECT the ERP Offer and not tender their Units pursuant thereto. The Corporate General Partner's belief is based in part on an August 1999 appraisal of the properties owned by the Partnership which indicates a value per unit of approximately $864 after taking into account the Partnership's liabilities and other assets as of September 30, 1999 and mortgage debt-related expenses.

         This will advise you that the Partnership has also received an acquisition proposal from KR5 Acquisition, L.L.C., ("KR5 Acquisition") a newly formed company affiliated with the general partners of the Partnership, to acquire Units for $864 per Unit in cash (the "KR5 Proposal"). The proposed transaction would be structured as a merger of the Partnership into KR5 Acquisition, in which all outstanding partnership interests other than those held by affiliates of the General Partner and certain current limited partners of the Partnership who will be reinvesting their Units in KR5 Acquisition, would be converted into the right receive the $864 per Unit merger price. Under the terms of the KR5 Proposal, this amount will not be reduced by distributions declared or made by the Partnership to holders of Units. The KR5 Proposal is subject to certain conditions, including the approval of the proposed merger and necessary amendments to the partnership agreement by the holders of a majority of the Units. The KR5 Proposal is not subject to a financing condition. The General Partners intend to cause the Partnership to distribute proxy materials to holders of Units to seek approval of the merger proposed by KR5 Acquisition and related amendments to the Partnership's agreement of limited partnership, and presently anticipate that if all conditions to the KR5 Proposal are satisfied, the merger would occur in the first quarter of 2000. However, there is no assurance that the KR5 Proposal will be consummated or that it will not be delayed.

         Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the ERP Offer. You are advised to carefully read the Schedule 14D-9.
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         Please do not hesitate to call our Investor Communication
representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                    Sincerely yours,


                                    /s/ Douglas S. Krupp
                                    --------------------
                                    Douglas S. Krupp
                                    The Krupp Corporation,
                                    a General Partner


This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of
Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.